DD AG

16006174

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden Hours per response.....12.00

SEC FILE NUMBER
8- 40875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.O. Thomas & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2106 New Road, Suite A - 6
(No. and Street)

Linwood, New Jersey 08221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Risley, Jr. 609-927-4044
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report1

Scrudato & Co., PA

(Name – *if individual, state last, first, middle name)*

7 Valley View Drive, Califon, New Jersey 07830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.O. THOMAS & CO., INC.

Financial Statements

For the Years Ended December 31, 2015 and 2014

(With Independent Auditor's Report thereon)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

L.O. THOMAS & CO., INC.

Financial Statements

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, John W. Risley, Jr. ____________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.O. Thomas & Co. Inc. , as of December 31, ______, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (1) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scrudato & Co., PA
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder's
of L.O. Thomas & Co., Inc.

We have audited the accompanying financial statements of L.O. Thomas & Co., Inc. (a New Jersey corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental statements. The Company's management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.O. Thomas & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

7 Valley View Drive Califon, New Jersey 07830 (908)534-0008
Registered Public Company Accounting Oversight Board Firm

The accompanying supplemental information including Schedule I- Computation of Net Capital Under Rule 15c3-1 of the securities and exchange commission, Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III – Exempted Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scrudato & Co., PA
Califon, New Jersey
February 23, 2016

L. O. Thomas & Co., Inc.
Statements of Financial Condition

ASSETS	December 31, 2015 (Audited)	December 31, 2014 (Audited)
CURRENT ASSETS		
Cash and Cash Equivalents	$18,409	$24,606
Commissions receivable	25,419	25,325
Prepaid Expenses	11,358	10,074
Total Current Assets	55,186	60,005
FIXED ASSETS, net	765	1,147
TOTAL ASSETS	$55,951	$61,152
LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)		
CURRENT LIABILITIES		
Accounts Payable and accrued expenses	$15,382	$15,461
Commissions Payable	19,125	19,285
Total Current Liabilities	34,507	34,746
LONG-TERM LIABILITIES	0	0
TOTAL LIABILITIES	34,507	34,746
STOCKHOLDER'S EQUITY		
Common Stock, no par value 1,000 shares authorized 100 issued and outstanding December 31, 2015 and 2014	30,000	30,000
Additional paid-in-capital	5,900	5,900
Accumulated Deficit	(14,456)	(9,494)
Total Stockholder's Equity	21,444	26,406
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$55,951	$61,152

"See accompanying notes to financial statements."

L. O. Thomas & Co., Inc.
Statements of Operations

	For the Years Ended December 31, 2015 (Audited)	December 31, 2014 (Audited)
REVENUES		
Commissions	$1,489,218	$1,572,573
EXPENSES		
Commissions and clearing charges	1,160,454	1,223,216
Depreciation	382	1,804
Legal and Professional	9,400	10,343
Rent	21,600	21,600
Salaries, wages and benefits	42,350	38,205
Travel and Entertainment	1,733	1,186
General and Administrative	104,696	132,104
TOTAL OPERATING EXPENSES	1,340,615	1,428,458
INCOME (LOSS) FROM CONTINUING OPERATIONS	148,603	144,115
OTHER INCOME (EXPENSE):		
Interest Income	5	5
Interest Expense	0	0
NET OTHER INCOME (EXPENSE)	5	5
NET INCOME(LOSS)	$148,608	$144,120

"See accompanying notes to financial statements."

L. O. Thomas & Co., Inc.
Statements of Cash Flows

	For the Years Ended December 31, 2015 (Audited)	December 31, 2014 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$148,608	$144,120
Adjustments to reconcile net income (loss):		
Depreciation	382	804
Changes in assets and liabilities:		
(Increase)decrease in commissions receivable	(94)	7,131
(Increase)decrease in commissions payable	(79)	(6,440)
(Increase)decrease in prepaid expenses	(1,284)	370
Increase(decrease) in accounts payable and accrued expense	(160)	1,642
Total cash flows from operating activities	147,373	147,627
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	0	0
Total cash flows from investing activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder Distributions	(153,570)	(140,802)
Total cash flows from financing activities	(153,570)	(140,802)
Increase in cash and equivalents	(6,197)	6,825
Cash and cash equivalents at beginning of year	24,606	17,781
Cash and cash equivalents at end of year	$18,409	$24,606

L. O. Thomas & Co., Inc.

Statements of Cash Flows (Continued)

	For the Years Ended	
	December 31, 2015	December 31, 2014
	(Audited)	(Audited)
CASH PAID DURING THE YEAR FOR:		
Interest Expense	**$0**	**$0**
Income taxes	**$2,900**	**$2,100**
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Common stock issued for services	**$0**	**$0**

"See accompanying notes to financial statements."

L. O. Thomas & Co., Inc.
Statements of Stockholder's Equity
For the years ended December 31, 2015 and 2014
(Audited)

		Common Stock Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Totals
Balance	**31-Dec-13**	100	$30,000	$5,900	($12,812)	$23,088
Distributions		0	0	0	(140,802)	(140,802)
Net Income for the year ended December 30, 2014		0	0	0	144,120	144,120
Balance	**31-Dec-14**	100	$30,000	$5,900	($9,494)	$26,406
Distributions		0	0	0	(153,570)	(153,570)
Net Income for the year ended December 30, 2015		0	0	0	148,608	148,608
Balance	**31-Dec-15**	100	$30,000	$5,900	($14,456)	$21,444

"See accompanying notes to financial statements."

L.O. Thomas & Co., Inc.
Notes to Financial Statements
As of December 31, 2015 and 2014

1. Organization and Summary of Significant Accounting Policies

a. ***Organization***

L.O. Thomas & Co. Inc. (the Company) is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) , and Financial Industry Regulatory Authority (FINRA). The transactions are conducted on a fully disclosed basis with other broker-dealers. The Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

The Company is registered and conducts business from their office located in Linwood, New Jersey, and they are registered in several other states. The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and individuals.

b. **Basis of Accounting**

The financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

c. ***Commissions***

The commission based revenue is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

d. ***Property, Computers, Equipment and Leasehold Improvements***

Property and equipment are stated at cost and are depreciated over their estimated useful lives. Depreciation is computed by using the straight-line method for financial reporting purposes and straight-line and accelerated methods for income tax purposes. Maintenance and repairs

1. Organization and Summary of Significant Accounting Policies (Continued)

are charged to expense as incurred. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and the resulting gains or losses are reflected in income.

e. *Long-Lived Assets*

The Company evaluates the carrying value of long-lived assets in accordance with current standards which require that the assets be tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Historical performance and anticipated future results are considered in assessing potential impairment. When indicators of impairment are present, the recoverability of the carrying value of the assets in question is assessed based on the future undiscounted cash flows expected to result from their use. If the carrying value cannot be recovered, impairment losses would be recognized to the extent the carrying value exceeds fair value.

f. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

g. *Income Taxes*

The .Company has elected S corporation status for both federal and state income tax purposes.

1. Organization and Summary of Significant Accounting Policies (Continued)

No provision for federal income taxes has been recorded in these financial statements because items of income and expense and credits are passed through to the stockholder.

h. *Fair Value of Financial Instruments*

The carrying amounts reflected in the balance sheets for cash approximate the respective fair values due to the short maturities of those instruments.

i. ***Cash***

Cash includes all cash balances and consists of amounts held on deposit with financial institutions. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the federal deposit insurance corporation (FDIC) or securities investor protection corporation (SIPC) insurance limits. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash deposits.

j. ***Concentration of Credit Risk***

Financial instruments that potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash with financial institutions that are insured by the FDIC or SIPC.

k. Advertising Costs

The Company expenses all advertising costs in the period in which they are incurred. Advertising for December 31, 2015 and 2014 was $150 and $150, respectively.

L.O. Thomas & Co., Inc.

Notes to Financial Statements (continued)

December 31, 2015 and 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

1. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Fixed Assets and Depreciation

At December 31, 2015 and 2014 depreciable fixed assets consisted of the following:

	2015	2014
Office Equipment	$25,133	$24,133
Less: Accumulated Depreciation	(24,368)	(22,986)
Fixed Assets, Net	$765	$1,147

Depreciation expense was $382 in 2015 and $804 in 2014.

3. Impairment of Long-Lived Assets

Generally accepted accounting principles require that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. Additionally, impairment losses are to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. A review of such assets of the Company has not indicated any material effect on the Company's financial position or results of operations.

4. Concentrations

The Company's revenue is derived from commissions earned through clearing house contracts. The Company receives revenues from five companies resulting in revenues exceeding 10% of the Company's total revenues. Revenue earned from these companies for the year ended December 31, 2015 was $888,403 and for the year ended December 31, 2014 was $1,007,716, respectively.

Lease Obligations/Related Party

The Company leases its office from its sole stockholder under a month to month operating lease. The lease requires monthly payments of $1,800 with the lease to continue at the same rate on a year-to-year basis. The Company made lease payments of $21,600 and $21,600 to the stockholder during the years ended December 31, 2015 and 2014, respectively. It is anticipated that in the normal course of business, leases that expire will be renewed or replaced with similar leases.

5. Uncertain Tax Positions

The Company adopted the accounting pronouncement dealing with uncertain positions. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits at December 31, 2015, and no interest or penalties requiring recognition in the financial statements. The Company files tax returns in the U.S. federal tax jurisdiction and in various states.

Subsequent Events

Management has evaluated and reports no subsequent events through February 23, 2016, the date the financial statements were available to be issued.

6. Net Capital Requirements

The Company is subject to the uniformnet capital rule (Rule 15c3-1) of the SEC, which requires it to maintain a minimum net capital requirement of $5,000.As of December 31, 2015 and 2014 the Company's net capital was $9,322 and $15,184, respectively. This amount exceeded the minimum net capital requirement by $4.322 and $10,184, respectively.

L.O. Thomas & Co., Inc.

Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2015 and 2014

Schedule I

	Focus Report December 31, 2015	Audited Financial Statements December 31, 2015	Change
Total Assets	$55,951	$55,951	$0
Less: Liabilities	34,507	34,507	0
Net Worth	21,444	21,444	0
Less: Non Allowable Assets			
Fixed Assets	765	765	0
Prepaid Expenses	11,357	11,358	(1)
Total Non-Allowable Assets	12,122	12,123	(1)
Tentative Net Capital	$9,322	$9,321	$1
Less:			
Haircuts	0	0	0
Net Capital	$9,322	$9,321	$1
Minimum Net Capital Required	5,000	5,000	
Excess Net Capital	$4,322	$4,321	

L.O. Thomas & Co., Inc.

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015 and 2014

Schedule II

L. O, Thomas & Co. Inc. is exempt from the Reserve Requirements of Rule 15c3-3 (k)(2)(ii).*

L.O. Thomas & Co., Inc.

Information Relating to Possession of Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015 and 2014

Schedule III

L. O, Thomas & Co. Inc. is exempt from the Possession and Control Requirements of Rule 15c3-3 (k)(2)(ii).*

Scrudato & Co., PA
CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FORA BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder's
of L.O. Thomas & Co., Inc.

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) L.O. Thomas & Co., Inc. (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of1934.

John Scrudato CPA

Scrudato & Co., PA
Califon, New Jersey

February 23, 2016

7 Valley View Drive Califon, New Jersey 07830 (908)534-0008
Registered Public Company Accounting Oversight Board Firm

Scrudato & Co., PA
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of L.O. Thomas & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by L.O. Thomas & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating L.O. Thomas & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC- 7). L.O. Thomas & Co., Inc.'s management is responsible for the L.O. Thomas & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (utilizing client check registers, bank statements and general ledger) noting no differences.

7 Valley View Drive Califon, New Jersey 07830 (908)534-0008
Registered Public Company Accounting Oversight Board Firm

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers(utilizing monthly clearing house reports),noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (utilizing client prepared summary supporting the adjustments), noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John Scrudato CPA

Scrudato & Co., PA
Califon, New Jersey

February 23, 2016

L.O. Thomas & Co., Inc.'s Exemption Report

L.O. Thomas & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

L.O. Thomas & Co., Inc.

I, John W. Risley Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John W. Risley Jr.
Signature

Title: President

February 23, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1457*******************MIXED AADC 220
040875 FINRA DEC
L O THOMAS & CO INC
LINWOOD COMMONS-STE A-6
2106 NEW ROAD
PO BOX 293
LINWOOD NJ 08221-0293

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John W Risley Jr
609-927-4044

2. A. General Assessment (item 2e from page 2) $ 302.37

B. Less payment made with SIPC-6 filed (exclude interest) (239.06)

7/24/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 63.31

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 63.31

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.O. Thomas & Co Inc
(Name of Corporation, Partnership or other organization)

John W. Risley Jr
(Authorized Signature)

President
(Title)

Dated the 11 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

m No.	Eliminate cents
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,444,223
Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,323,277
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,323,277
SIPC Net Operating Revenues	$ 120,946
General Assessment @ .0025	$ 302.37

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